FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on November 11, 2014.

Tel Aviv, November 11, 2014 –Elron Electronic Industries Ltd. (TASE: ELRN)  ("Elron") announces, further to Elron's immediate report on 3 September 2013 and further to Elron's Form 20F published on March 11, 2014 regarding the diagnostic trial being conducted by Pocared Diagnostics Ltd ("Pocared"), the purpose of which is to examine the efficacy of the first application of the system being developed by Pocared - urinary tract infection diagnosis,  as follows:

Pocared estimates that it will complete the trial by the end of April 2015 and not during 2014 as previously reported.

Owing to lower than anticipated prevalence of some of the pathogens in the samples collected thus far for the trial, Pocared decided to increase the number of samples for the trial from 15,000 to 19,500. In addition, Pocared decided to focus the study in medical centers whose sample collection rate is relatively higher and scalable, and it now intends to conduct the trial at four medical centers instead of five. This acceleration in sample collection rate is believed to be possible due to an additional improvement in the sampling procedure.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

Pocared is held approximately 50% by Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 12,  2014